SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MCAFEE.COM CORPORATION
(Name of Subject Company)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by McAfee.com on July 16, 2002 and amended on July 19, 2002, July 22, 2002 and July 23, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto remains unchanged.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended and supplemented by replacing in its entirety the subsection entitled “Actual and Potential Conflicts of Interest Between McAfee.com and Network Associates” with the following:

Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into the Technology Cross License Agreement (as described below under the heading “Transactions with Network Associates’’) in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the Technology Cross License Agreement and the Network Associates Reseller Agreement (as described below under the heading “Transactions with Network Associates’’), which supplemented and modified certain terms of the Technology Cross License Agreement, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or both of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented in order to identify particular intercompany agreements that are in dispute between the companies and individuals who attended various meetings of the Special Committee and McAfee.com Board by replacing in its entirety the subsection entitled “Background of the Transaction” with the following:

Background of the Transaction

Following withdrawal of the Prior Offer by Network Associates, McAfee.com concentrated its efforts on continuing the execution of its business plan as a stand-alone publicly-traded company. Senior management of McAfee.com, however, determined that it would be necessary to revisit areas of conflict that had previously arisen between the two companies. Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into the Technology Cross License Agreement in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the Technology Cross License Agreement and the Network Associates Reseller Agreement, which supplemented and modified certain terms of the Technology Cross License Agreement, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or both of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement.

On June 13, 2002, the McAfee.com Board requested that Network Associates agree to submit to an independent audit of its records to determine whether Network Associates has paid to McAfee.com all royalties due to McAfee.com under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement. Network Associates agreed to participate in such an audit process, which will also involve an independent audit of McAfee.com’s records. The McAfee.com Board believed then that it could not reasonably estimate the potential impact of the audit process on the financial results of McAfee.com and was uncertain as to the likely duration of such an audit process.

At a meeting of the entire McAfee.com Board held on June 13, 2002, Mr. Sampath, following discussions with Dr. Schell and Frank Gill, proposed for approval by the entire McAfee.com Board resolutions for the formation of an executive committee, to be comprised of Mr. Sampath, Dr. Schell and Mr. Gill. The resolutions proposed that the executive committee retain and exercise all of the powers and authority of the McAfee.com Board in the management of the business and affairs of McAfee.com in all circumstances in which the executive committee determined, in its sole discretion, that there may be a conflict of interest, potential for a conflict of interest or the appearance of a conflict of interest between McAfee.com and Network Associates. During that meeting, Mr. Samenuk proposed that in lieu of a vote of the McAfee.com Board to approve these resolutions, the resolutions be incorporated into an action by written consent, requiring execution by all members of the McAfee.com Board. On June 14, 2002, Skadden Arps, outside counsel to McAfee.com and counsel to the Special Committee, distributed an action by written consent to all members of the McAfee.com Board.

On June 21, 2002, Mr. Samenuk sent the following email to Mr. Sampath:

Srivats,

Steve and I will not sign the proposed Unanimous Consent to create an executive committee of the Board of Directors, nor will we agree to the resolution in any meeting.

The proposed resolution is unacceptable both in the details as well as in general concept. First, the requirements imposed by general Delaware law are sufficient protection for the shareholders of McAfee.com Corporation. This proposal goes far beyond those requirements. Steve and I are mindful that we are responsible under Delaware law to represent all of the shareholders of McAfee.com Corporation. We are further mindful of the conflict of interest rules under governing law. We believe that we have at all times conducted ourselves in accordance with them.

Further, the shareholders of McAfee.com Corporation have a shareholder agreement in place. This is designed for the protection of all shareholders’ interest and is the basis on which shareholders buy and sell stock in McAfee.com. The proposal violates the principles of the shareholder agreement by eliminating participation of two directors “in the sole discretion” of the other three directors.

Also, the resolution is bad corporate governance in that it seems to suggest that you, Frank and Rick do not share fiduciary responsibility to a large portion of the shareholder base of the company. Under Delaware law, you, Frank and Rick are responsible and accountable to all of the shareholders of McAfee.com Corporation (as are Steve and I). Steve and I are not willing to see that principle eroded in any way. Network Associates, Inc. as a shareholder of McAfee.com is not interested in seeing an erosion of that principle either.

There are additional problems with the proposal, but these reasons are sufficient to reject it completely.

Srivats, I suggest that you refocus yourself and your legal team on the growth of the business.

George

On June 26, 2002, Mr. Sampath sent the following email to Mr. Samenuk:

George:

I am writing to you on behalf of myself, Frank and Rick in response to your email to us of June 21, 2002:

Let me say at the outset that we actually agree with much of what you stated in your e-mail. Specifically, we agree that all of us as directors of McAfee.com have fiduciary duties to all of the company’s stockholders. Nevertheless, there are clear and demonstrable conflicts between McAfee.com and Network Associates that necessitate the formation of an executive committee along the lines that we have previously proposed.

As you are well aware, our companies are currently involved in an active dispute involving one of the most critical contracts that McAfee.com has, i.e., the McAfee.com/Network Associates reseller agreement where

Network Associates is granted the right to resell McAfee.com products to consumers via the Internet. The failure of Network Associates to comply with the terms of this reseller agreement could have adverse financial consequences on McAfee.com. In addition, as you know, earlier this year Network Associates made an offer and then abruptly withdrew the offer, for all of the publicly-held shares of McAfee.com. That offer created and continues to result in a cloud over the market value of McAfee.com as an independently publicly-traded company. Because of these issues, and others, the McAfee.com board now has a number of decisions that it must make where there can be no doubt that the board’s decisions, while beneficial to the public shareholders of McAfee.com, could be adverse to the interests of Network Associates.

Without commenting on the manner in which you and Steve have addressed potential conflicts with McAfee.com in the past, the three of us believe that it is imperative that the McAfee.com board now implement a process to assure itself that, going forward, this board is able to act in a manner free from any challenges of conflicts of interest. The implementation of an executive committee is designed solely to address this concern. Further to that point and in response to your reference to the shareholder agreement, we do not understand how forming an executive committee would be inconsistent with the Indemnification and Voting Agreement which, by its own terms, is designed to ensure that the McAfee.com board include two independent directors.

Accordingly, at the next meeting of the McAfee.com board of directors, we plan to present for consideration by the full board a resolution establishing an executive committee as previously presented to you on June 14, 2002 and in the draft action by written consent.

Srivats

On or around June 28, 2002, Mr. Sampath had a telephone conversation with Mr. Richards, during which Mr. Sampath apprised him of the strong financial results for the quarter ended June 30, 2002, better than expected subscriber metrics and the progress of McAfee.com’s discussions regarding distribution and marketing relationships with America Online, Inc. and Microsoft Corporation. On the same day, Mr. Sampath sent out an e-mail notifying Mr. Samenuk that McAfee.com and America Online, Inc. had come to agreement on all remaining terms of the distribution and marketing agreement and that execution of the agreement had been scheduled for June 29, 2002.

On June 29, 2002, Mr. Sampath had a telephone conversation with Mr. Samenuk, during which Mr. Sampath apprised him of the execution of the distribution and marketing agreement with America Online, Inc., the strong financial results for the quarter ended June 30, 2002, including better than expected subscriber metrics, and the impending execution of a distribution and marketing agreement with Microsoft Corporation.

On June 30, 2002, Dr. Schell received a telephone call from Mr. Samenuk during which Mr. Samenuk informed Dr. Schell that Network Associates intended to commence an offer to exchange 0.78 of a share of Network Associates common stock for each Share (the “Proposed Offer”). Mr. Samenuk also told Dr. Schell during that conversation that Network Associates would publicly announce this intention the following day and file its offering materials with the SEC on or about July 2, 2002.

On July 1, 2002, following Network Associates’ announcement of the Proposed Offer, the Special Committee convened a meeting to discuss the Proposed Offer. Both members of the Special Committee were present. In addition, Mr. Sampath, Mr. Collins and representatives from Skadden, Arps attended this meeting. Following discussion, the Special Committee approved a press release that McAfee.com would issue the following day, announcing receipt of the Proposed Offer and advising holders of Shares to refrain from taking action in response to the Proposed Offer pending the recommendation of the Special Committee.

On July 2, 2002, the Special Committee held a meeting to consider Network Associates’ offer to exchange 0.78 of a share of Network Associates common stock for each Share on the terms initially set forth in the Offer Prospectus contained in the Registration Statement filed with the SEC on that day (the “Initial Offer”). Both members of the Special Committee were present. In addition, Mr. Sampath, Mr. Collins and representatives from Skadden, Arps attended this meeting. During that meeting, a representative of Skadden, Arps outlined the duties of the members of the Special Committee and described each member’s fiduciary responsibilities under

Delaware law. Also during that meeting, the Special Committee determined to request the assistance of Morgan Stanley, as financial advisor, in evaluating the Initial Offer, and instructed senior management of McAfee.com to provide assistance to Morgan Stanley in that endeavor. Also on that day, Network Associates commenced the Initial Offer and filed its offering materials on a Schedule TO with the SEC.

On July 5, 2002, the Special Committee held a meeting with its financial advisor and legal counsel to consider the Initial Offer. Both members of the Special Committee were present. Mr. Sampath and Mr. Collins also attended the meeting. At that meeting, representatives of Morgan Stanley presented its preliminary financial analysis of the Initial Offer. Also at that meeting, a representative of Skadden, Arps advised the Special Committee on matters relating generally to the federal securities laws in connection with transactions of this type and, in particular, the Initial Offer. After deliberation and discussion, the Special Committee determined that, based on the analyses to date, the Initial Offer was inadequate and did not appropriately value McAfee.com. Later that day, Mr. Gill telephoned Mr. Samenuk to discuss the Initial Offer and the Special Committee’s views. Mr. Gill indicated to Mr. Samenuk that, even though the terms of the Initial Offer, including the exchange ratio, were substantially similar to the Prior Offer of which the Special Committee recommended acceptance, the Special Committee would not support the Initial Offer without modifications due to, among other things, significant changes in the relative business prospects of the two companies between the time of the Prior Offer and the Initial Offer and uncertainty relating to the audit results. Mr. Samenuk indicated that he needed to confer with the members of the board of directors of Network Associates, its financial advisors and legal counsel.

On July 10, 2002, Mr. Sampath telephoned Leslie Denend, a member of the board of directors of Network Associates, to inquire as to the reasons for the lack of response from Network Associates following the phone conversation between Mr. Gill and Mr. Samenuk on July 5, 2002. Mr. Denend told Mr. Sampath that, upon the advice of Network Associates’ legal counsel, he could not respond to any inquiries from McAfee.com.

Also on July 10, 2002, McAfee.com held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During the conference call, and in the press release issued after the close of the market that day, McAfee.com announced that it had exceeded its estimates for the quarter. McAfee.com also raised earnings per share guidance for the quarter ending September 30, 2002. In after-hours trading, McAfee.com’s stock price traded up on the earnings news.

On July 11, 2002, Network Associates held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During that conference call, and in the press release issued prior to the commencement of trading that day, Network Associates announced that while the company had met its estimates for the quarter, it lowered revenue guidance for the full 2002 calendar year. The closing price of shares of Network Associates common stock fell approximately 28 percent over the three trading sessions following this announcement. Notwithstanding the increase in McAfee.com’s stock price in after-hours trading the previous evening, McAfee.com’s stock price also fell approximately 21 percent over the same period following the Network Associates announcement.

On July 12, 2002, the Special Committee held a meeting to discuss further the Initial Offer. Dr. Schell was unable to attend this meeting. Mr. Sampath, Mr. Collins and representatives of Morgan Stanley and Skadden, Arps were also in attendance. At that meeting, representatives of Morgan Stanley presented its further preliminary financial analysis of the Initial Offer in light of the Network Associates earnings conference and the market reaction to it. Also at that meeting, representatives of Skadden, Arps advised the Special Committee on matters relating to the members’ fiduciary responsibilities under Delaware law. The Special Committee and its advisors also discussed the structural defenses, including the adoption of a stockholder rights plan, to which McAfee.com could avail itself. During the meeting, Mr. Gill received a telephone call from Mr. Samenuk, during which Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio in the Initial Offer from 0.78 to 0.85 (the “Revised Offer”). Mr. Gill then conveyed the Revised Offer to the Special Committee’s legal and financial advisors for discussion. Following discussion, the Special Committee determined to reject the Revised Offer as financially inadequate. Later that day, Mr. Gill apprised Dr. Schell of the matters discussed during the meeting of the Special Committee, including the Revised Offer.

On July 13, 2002, the McAfee.com Board convened a meeting. All McAfee.com Board members were present. In addition, Mr. Collins and representatives from Skadden, Arps attended the meeting. During that meeting, the Special Committee informed the McAfee.com Board of its preliminary view, based upon the financial analysis conducted to date and after consultation with the Special Committee’s legal and financial advisors, that the Revised Offer is inadequate and not in the best interests of the holders of the Shares. The Special Committee also informed the McAfee.com Board that it intended to recommend to the McAfee.com Board on July 15, 2002 that it recommend that holders of the Shares reject the Revised Offer and not exchange their Shares in the Revised Offer, and that the McAfee.com Board formally adopt a shareholder rights plan. The Special Committee also stated its view that it believes that there are significant long-term strategic benefits for re-combining the companies but that any re-combination should occur at a price that adequately values McAfee.com and is fair and in the best interests of the holders of the Shares other than Network Associates and its affiliates.

Immediately following the meeting of the McAfee.com Board, the entire Special Committee convened a meeting with representatives of Skadden, Arps, its legal counsel, in attendance. Mr. Sampath and Mr. Collins were also present. During the meeting, the Special Committee discussed the reasons for the Special Committee’s recommendation that would be embodied in this Statement and matters relating to its formal recommendation to the McAfee.com Board scheduled for July 15, 2002.

On July 13, 2002, Mr. Samenuk sent the following email to Mr. Gill and Dr. Schell:

This is to confirm our discussion yesterday that we are prepared to raise our offer to 0.85 of a share of NET for each share of McAfee.com Class A Stock assuming we receive assurances from the McAfee (sic) Special Committee that it will favorably recommend the amended offer and that the McAfee.com Board or Special Committee take no action that would cause the offer conditions to fail...(e.g., adoption of a poison pill).

On July 15, 2002, the Special Committee convened a meeting to discuss the Revised Offer. Both members of the Special Committee were present at the meeting. Mr. Sampath, Mr. Collins and representatives of Skadden, Arps and Morgan Stanley also attended the meeting. Representatives of Morgan Stanley presented its financial analysis of the 0.85 exchange ratio in the Revised Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion to the effect that, as of such date and subject to and based on the assumptions and other considerations that would be set forth in its written opinion, the 0.85 exchange offer described in the Revised Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Revised Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. On that basis, the Special Committee resolved to recommend to the McAfee.com Board, at a meeting scheduled to follow immediately the Special Committee meeting, that the McAfee.com Board reject the Revised Offer and recommend to holders of the Shares to not exchange their Shares in the Revised Offer. In addition, the Special Committee resolved to recommend that the McAfee.com Board formally adopt a shareholder rights plan.

Immediately following the Special Committee meeting but prior to the commencement of a meeting of the McAfee.com Board, Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio from 0.85 to 0.90 if the Special Committee agreed to not oppose the Offer in this Statement and not recommend to the McAfee.com Board that it adopt a shareholder rights plan. Mr. Samenuk also stated that even if the Special Committee were to recommend the adoption of a shareholder rights plan, and the McAfee.com Board did adopt such plan, Network Associates would continue with its offer and would take all action available to it to cause the rights issued under the plan to be redeemed. Immediately following Network Associates’ proposal of the Offer, the Special Committee convened a meeting to consider the Offer with its legal and financial advisors. Both members of the Special Committee were present. Mr. Sampath and Mr. Collins also attended the meeting. Following discussion among the Special Committee and its advisors, the Special Committee concluded that the increase in the exchange ratio from 0.85 to 0.90 would not alter the Special Committee’s view regarding the inadequacy of the Offer. The Special Committee determined, subject to the receipt of an inadequacy opinion of Morgan Stanley, that the Offer is inadequate and not in the best interests of holders of the Shares, other than

Network Associates and its affiliates, and to recommend to the McAfee.com Board that it recommend to holders of the Shares that they reject the Offer and not exchange their Shares in the Offer. In addition, in order to secure the increase in the exchange ratio to 0.90 in the Offer, the Special Committee also unanimously determined that it would not at that time recommend to the McAfee.com Board the adoption of a shareholder rights plan. In determining not to recommend adoption of a shareholder rights plan, the Special Committee was cognizant of the fact that the Offer includes a condition that prohibits Network Associates from closing the exchange offer if less than a majority of the outstanding Shares, other than Shares held by Network Associates and its affiliates, is tendered in the Offer.

Immediately following the meeting of the Special Committee on July 15, 2002, the McAfee.com Board held a meeting to receive the recommendation of the Special Committee. All members of the McAfee.com Board were in attendance. In addition, Mr. Collins and representatives of Morgan Stanley and Skadden, Arps were present. The McAfee.com Board, after receiving the Special Committee’s recommendation, determined that the Offer is inadequate and resolved to recommend that holders of the Shares reject the Offer and not exchange their Shares in the Offer, and authorized the filing of this Statement.

Later in the day on July 15, 2002, the Special Committee convened a meeting with its legal and financial advisors. Both members of the Special Committee were present at the meeting. Mr. Sampath and Mr. Collins also attended the meeting. Representatives of Morgan Stanley presented its financial analysis of the 0.90 exchange ratio in the Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the exchange ratio of 0.90 described in the Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates.

Also, on July 15, 2002, Network Associates issued a press release announcing that it had increased the exchange ratio in the Offer to 0.90 of a share of Network Associates common stock.

On July 16, 2002 prior to the open of market trading, McAfee.com issued a press release announcing the Special Committee’s and the McAfee.com Board’s assessment of the Offer.

Item 4 is hereby amended and supplemented by replacing in its entirety the second bulleted paragraph found under reason number one under the subsection entitled “Reasons for the Recommendation” with the following:

•
The Special Committee’s belief that, even though the terms of the Offer were substantially similar to the Prior Offer of which the Special Committee recommended acceptance, it could not support the Offer without a significant increase in the exchange ratio due to material changes in the relative business prospects of the two companies between the time of the Prior Offer and the Offer. These material changes involve the significant decline in Network Associates’ business prospects due to the continuing decline in information technology spending for enterprise customers in contrast to the relative resilience of McAfee.com’s subscription-based revenue model for the consumer and small business markets.

Item 4 is hereby amended and supplemented by replacing in its entirety the fourth paragraph in the subsection entitled “Opinion of McAfee’s Financial Advisor” with the following:

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of McAfee.com. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of McAfee.com or Network Associates, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley has not been provided with any recent opportunity to speak with Network Associates and its representatives, and has relied solely on publicly available information on Network Associates in assessing the Network Associates common stock since July 1, 2002. The last meeting between representatives of Morgan Stanley and Network Associates was held on April 16, 2002, at which meeting Morgan Stanley was permitted to conduct limited financial diligence review and inquiry of Mr. Richards and Network Associates’ general counsel, Kent Roberts, in connection with the Prior Offer. Representatives of Morgan Stanley and Network Associates have not held any diligence meetings with respect to the Offer. Morgan Stanley indicates in its opinion that it was advised in April 2002 by representatives of Network Associates that Network Associates does not intend to sell its ownership interest in McAfee.com or support a “spin-off” or similar transaction, that Morgan Stanley has assumed that this remains the case and, accordingly, in arriving at its opinion Morgan Stanley was not authorized to solicit, and did not solicit, any acquisition, business combination or other extraordinary transaction involving McAfee.com. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 15, 2002. In its opinion, Morgan Stanley further assumes that the outcome of the SEC Investigation and the related class action litigation that is referred to in the Offer to Exchange will not have or result in any material adverse impact on Network Associates or its results of operations or condition (financial or otherwise).

Item 4 is hereby amended and supplemented by replacing in its entirety the third paragraph under the heading “McAfee.com” in the subsection entitled “Opinion of McAfee’s Financial Advisor” with the following:

Street Case:    The Street Case was based on the mean of the I/B/E/S revenue and EPS estimates for 2002 and 2003, as of July 12, 2002. I/B/E/S is a database, owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flows, dividends, sales, and pretax income data for companies in the United States, Europe, Asia, and emerging markets.

Item 4 is hereby amended and supplemented by replacing in its entirety the eleventh paragraph under the heading “McAfee.com” in the section entitled “Opinion of McAfee’s Financial Advisor” with the following:

Morgan Stanley also estimated the unaffected price of McAfee.com by indexing its unaffected price as of March 15, 2002 to the selected universe of comparable companies (described above). The McAfee.com Indexed Unaffected Price is the price of McAfee.com on March 15, 2002 ($15.54), reduced by 9.4%, the amount the McAfee.com’s comparable company universe has fallen since March 15, 2002, the last trading day before Network Associates announced its intent to commence the Prior Offer. Morgan Stanley then applied a range of premia to the McAfee.com Indexed Unaffected Price based on the one-day and 30-day price premia for the transactions listed above.

Item 4 is hereby amended and supplemented by replacing in its entirety the first paragraph under the heading “Network Associates” in the section entitled “Opinion of McAfee’s Financial Advisor” with the following:

Network Associates

Trading Range.    Morgan Stanley reviewed the range of closing prices of Network Associates common stock prior to July 15, 2002, the day on which Morgan Stanley delivered its fairness opinion. Morgan Stanley observed the following:

Period Prior to July 15, 2002	Value Per Share
Last 30 days	$12.75 – $20.95
Last 60 days	$12.75 – $23.75

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 is hereby amended and supplemented by replacing the second and third paragraphs in their entirety with the following:

McAfee.com has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with McAfee.com’s communications with its shareholders with respect to the Offer. Innisfree will receive $12,500 for its services for the period ending July 31, 2002, in addition to a per call fee for calls with McAfee.com stockholders and reimbursement of out-of-pocket expenses. In the event the Offer is extended, McAfee.com will pay Innisfree an additional $5,000 per month, or part thereof, until the Offer expires or is withdrawn. McAfee.com has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

McAfee.com has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Joele Frank will receive a standard hourly rate for services performed by its representatives, with a minimum fee of $7,500 per month, which amounts will be credited against a non-refundable advance of $35,000. Joele Frank also will be reimbursed for out-of-pocket expenses. McAfee.com has agreed to indemnify Joele Frank against certain liabilities arising out of or in connection with its engagement.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and supplemented by adding the following paragraph to the end of the disclosure found in the subsection entitled “Legal Matters”:

On July 18, 2002, the plaintiffs in the consolidated action pending in the Delaware Court of Chancery (case number 19481-NC) filed their opening brief in support of their motion for preliminary injunction requesting that the court enjoin the closing of the Offer. On July 19, 2002, by letter to the court, plaintiffs withdrew their motion for preliminary injunction.

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

Exhibit(a)(7)	Posting on McAfee.com Corporation’s website providing information to McAfee.com’s stockholders about the exchange offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/S/ EVAN S. COLLINS
Evan S. Collins
Vice President, Chief Financial Officer and Secretary

Dated: July 25, 2002